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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 4)
                                   PURSUANT TO
             SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               BRC HOLDINGS, INC.
                            (NAME OF SUBJECT COMPANY)

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                           ACS ACQUISITION CORPORATION
                       AFFILIATED COMPUTER SERVICES, INC.
                                    (BIDDERS)

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                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
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                                   227174-10-9
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DAVID W. BLACK
                           ACS ACQUISITION CORPORATION
                               2828 NORTH HASKELL
                               DALLAS, TEXAS 75204
                                 (214) 841-6152

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                           DAVID G. LUTHER, JR., ESQ.
                              HUGHES & LUCE, L.L.P.
                                1717 MAIN STREET
                                   SUITE 2800
                               DALLAS, TEXAS 75201
                                 (214) 939-5500

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                                                              Page 2 of 4 Pages


         This Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on October 23, 1998 (as amended, the "Schedule 14D-1") relates to the tender offer by ACS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation ("Parent"), to purchase 8,704,238 shares of common stock, par value $.10 per share (collectively, the "Shares") of BRC Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $19.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1998 (the "Offer to Purchase"), a copy of which is attached as Exhibit 1 to the
Schedule 14D-1, as supplemented by the Supplement thereto, dated November 16, 1998 (the "Supplement"), which is attached as Exhibit 19 to Amendment No. 2 to the Schedule 14D-1, which, together with any amendments or supplements thereto, constitute the "Offer." Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

         Item 10(e) is hereby amended and supplemented by the addition of the following:

         On December 10, 1998, the Company filed a lawsuit styled BRC Holdings, Inc. v. Matador Capital Management Corporation (Civil Action No. 3-98-CV-2893-L) in the United States District Court for the Northern District of Texas, Dallas Division, which alleges, among other things, that Matador made materially false and misleading statements to the Company's stockholders and seeks injunctive relief and damages. A copy of such lawsuit is attached hereto as Exhibit 99.1 and incorporated herein by reference.

         On December 10, 1998, the Company issued a press release relating to such lawsuit, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibits:

    99.1 Complaint -- BRC Holdings, Inc. v. Matador Capital Management Corporation (Civil Action No. 3-98-CV-2893-L) filed on December 10, 1998 in the United States District Court for the Northern District of Texas, Dallas Division.

    99.2     Press Release of the Company dated December 10, 1998.



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                                                              Page 3 of 4 Pages


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 1998.

                                       ACS ACQUISITION CORPORATION

                                       By: /s/  MARK A. KING
                                          --------------------------------------
                                       Name:  Mark A. King
                                            ------------------------------------
                                       Title: Vice President
                                             -----------------------------------

                                       AFFILIATED COMPUTER SERVICES, INC.

                                       By: /s/  MARK A. KING
                                          --------------------------------------
                                       Name: Mark A. King
                                            ------------------------------------
                                       Title: Executive Vice President and Chief
                                             -----------------------------------
                                              Financial Officer
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
  EXHIBIT
  NUMBER                               ITEM
  -------                              ----

    99.1     Complaint -- BRC Holdings, Inc. v. Matador Capital Management
             Corporation (Civil Action No. 3-98-CV-2893-L) filed on December 10,
             1998 in the United States District Court for the Northern District of Texas, Dallas Division.

    99.2     Press Release of the Company dated December 10, 1998.